7.  PROXY VOTE
(Unaudited)

At a special meeting of the
shareholders of the Fund,
held at the offices of the
Trust's administrator,
Gemini Fund Services, LLC,
80 Arkay Drive, Suite 110,
Hauppauge, NY 11788, on
March 23, 2015,
shareholders of record as
of January 5, 2015 voted to
approve a new Investment
Advisory Agreement with
Montebello Partners, LLC,
the Fund's current adviser,
due to a change in control
of the Investment Advisor.
Prior to January 2, 2015,
Montebello was owned by
Oliver Pursche, Gary
Goldberg, Richard Kersting,
William Krivicich and
Thomas Cattani.  Messrs.
Pursche, Goldberg,
Kersting, Krivicich and
Cattani sold a certain
portion or all of their
respective ownership
interests in Montebello to
Bruderman & Company.
LLC on January 2, 2015.


	  Shares Voted
Shares Voted Against

In Favor			or
Abstentions

942,480
126,714